# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## October 15, 2014


## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934


## Intuit Inc.


## File No. 000-21180 - CF#31585

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Intuit Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 30, 2008 and December 6, 2010.

Based on representations by Intuit Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.02 | 10-Q | May 30, 2008 | through September 15, 2016 |
| 10.02 | 10-Q | December 6, 2010 | through September 15, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary